

05040467

'ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 53731 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laidlaw & Company (UK) Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue
(No. and Street)

| New York | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oseas Zuluaga 212-697-5200
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*


RECEIVED
MAR 0 2 2005
179


Lilling & Company
(Name – if individual, state last, first, middle name)

| 10 Cuttter Mill Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

**Sec 1410 (06-02)**

*Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

# OATH OR AFFIRMATION

I, Robert J. Bonaventura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Laidlaw & Company (UK) Ltd., as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SUSAN PUGLIA
Notary Public - State of New York
NO. 01PU6082942
Qualified in Kings County
My Commission Expires 11/04/2006

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatm99ent of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP
Certified Public Accountants

***INDEPENDENT AUDITOR'S REPORT***

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



*CERTIFIED PUBLIC ACCOUNTANTS*

*February 22, 2005*

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW & COMPANY (UK) LTD.

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2004*

*ASSETS*

| | |
|---|---|
| Cash | $ 2,712,537 |
| Due from broker | 1,049,733 |
| Furniture and equipment, net of accumulated depreciation of $5,653 | 21,648 |
| Other assets | 248,188 |
| | $ 4,032,106 |

*LIABILITIES AND STOCKHOLDERS' EQUITY*

***Liabilities***

| | |
|---|---|
| Accounts payable and accrued expenses | $ 3,028,133 |
| Income taxes payable - current | 140,000 |
| | 3,168,133 |

***Stockholders' equity***

| | |
|---|---|
| Common stock, $1.64 par value; 687,241 ordinary shares authorized and outstanding | $ 999,455 |
| Retained earnings (deficit) | (135,482) |
| | 863,973 |
| | $ 4,032,106 |

*See notes to financial statements*

## LAIDLAW & COMPANY (UK) LTD.

*STATEMENT OF OPERATIONS*
*YEAR ENDED DECEMBER 31, 2004*

| | |
|---|---|
| *REVENUES* | |
| Investment banking and fee income | $ 5,184,609 |
| Commissions | 4,659,212 |
| Other income | 1,214,741 |
| | 11,058,562 |
| *EXPENSES* | |
| Salaries and payroll costs | 2,752,354 |
| Commissions and clearing charges | 5,328,280 |
| Occupancy costs | 662,561 |
| Operating expenses | 2,106,757 |
| | 10,849,952 |
| *INCOME BEFORE TAXES* | 208,610 |
| *INCOME TAXES* | 140,549 |
| *NET INCOME* | $ 68,061 |

*See notes to financial statements*

LAIDLAW & COMPANY (UK) LTD.

*STATEMENT OF CASH FLOWS*
*YEAR ENDED DECEMBER 31, 2004*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net income | $ 68,061 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 5,652 |
| Increase in due from broker | (990,209) |
| Increase in other assets | (224,126) |
| Increase in accrued expenses and accounts payable | 2,495,918 |
| Increase in income taxes payable | 140,000 |
| Decrease in due to affiliated company | (909,172) |
| Total adjustments | 518,063 |
| ***Net cash provided by operating activities*** | 586,124 |
| ***Cash flows from investing activities*** | |
| Cash payments for the purchase of furniture and equipment | (19,819) |
| ***Net cash used in investing activities*** | (19,819) |
| ***NET INCREASE IN CASH*** | 566,305 |
| ***CASH - BEGINNING*** | 2,146,232 |
| ***CASH - END*** | $ 2,712,537 |

Supplemental disclosures of cash flow information:
Cash paid during the year for:

| | |
|---|---|
| Interest expense | $ - |
| Income taxes | $ - |

*See notes to financial statements*

**LAIDLAW & COMPANY (UK) LTD.**

***STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY***
***YEAR ENDED DECEMBER 31, 2004***

| | COMMON STOCK | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|
| ***Balance - beginning*** | $ 999,455 | $ (203,543) | $ 795,912 |
| *Net income* | - | 68,061 | 68,061 |
| ***Balance - end*** | $ 999,455 | $ (135,482) | $ 863,973 |

*See notes to financial statements*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization**

Laidlaw & Company (UK) Ltd. (the "Company") (formerly known as Sands Brothers International Limited) is organized to be active in various aspects of the securities industry. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London, United Kingdom and New York City, Jericho and Melville, New York, Austin, Texas, Miami, Florida and San Francisco, California. Its customers are located throughout the United States and the United Kingdom.

The Company is a non-clearing broker and does not handle any customer funds or securities. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2004.

**Investment Banking**

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable

**Commissions**

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

**Income taxes**

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred income taxes. The Company is subject to income taxes in the United Kingdom and in the United States.

**Furniture and equipment**

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over the life of the related asset.

**Foreign Currency Translations**

Assets and liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year-end rates of exchange, while the income statement accounts are translated at the average rate of exchange for the year.

**Significant Credit Risk and Estimates**

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Fiserv Securities, Inc. located in Philadelphia, Pennsylvania.

**Estimates**

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

## 2. INCOME TAXES

The Company utilized a net operating loss carry forward of approximately $98,000 to offset taxable income in 2004 for U.S. income tax purposes and reported a loss of approximately $204,000 in the United Kingdom.

Income tax expense consists of currently payable U.S. income taxes as follows:

| | |
|---|---|
| Federal | $ 85,692 |
| State and local | 54,857 |
| | $140,549 |

## 3. FOREIGN CURRENCY TRANSLATIONS

The Company's operation in London, United Kingdom gave rise to direct revenue of approximately $18,000 and direct expense of approximately $222,000, resulting in a net loss of approximately $204,000. The Company has assets of $1,025,000 that are subject to foreign currency fluctuations.

Gains resulting from foreign currency transactions of approximately $246,000 are included in other income.

## 4. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2004.

## 5. EXPENSES AND AFFILIATES

The Company utilizes office space, support staff and other costs with an entity that provides services to the Company and expenses are allocated based on estimated usage. Expenses from the entity of approximately $542,000 are presented in the statement of operations.

At December 31, 2004 approximately $82,000 is due from an affiliated company.

## 6. COMMITMENTS AND CONTINGENCIES

### Leases

The Company leases office space in Jericho and Melville, New York under leases which expires in 2007 and pays rent on space which is leased by an affiliate. The leases call for annual payments totaling approximately $116,000 plus adjustments based on specified escalations. The Company also leases office space in London, England on a month-to-month basis for £2,500 ($4,800 at December 31, 2004) per month. Occupancy costs for the year ended December 31, 2004 was approximately $638,000.

Minimum future rental payments are as follows:

| Years Ended December 31, | |
|---|---|
| 2005 | $116,000 |
| 2006 | 91,000 |
| 2007 | 7,000 |
| | $214,000 |

## 7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $594,137 which was $382,823 in excess of its required net capital of $211,314. The Company had a percentage of aggregate indebtedness to net capital of 533% as of December 31, 2004.

The Company is also subject to The Securities and Futures Authority ("FSA") Financial Resources Requirement in the United Kingdom.

*SUPPLEMENTAL INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2004*

**LAIDLAW & COMPANY (UK) LTD.** **Schedule 1**

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2004*

| | |
|---|---|
| *NET CAPITAL* | |
| Stockholder's equity | $ 863,973 |
| Deductions and/or charges: | |
| Non-allowable assets | 269,836 |
| *NET CAPITAL* | $ 594,137 |
| *AGGREGATE INDEBTEDNESS* | $ 3,168,133 |
| *MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)* | $ 211,314 |
| *EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS* | $ 382,823 |
| *PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL* | 533% |

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2004

| | |
|---|---|
| Net capital, as reported in Company's part II (unaudited) Focus report | $1,020,413 |
| Net audit adjustments | (426,276) |
| Net Capital, per above | $ 594,137 |

***COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 DECEMBER 31, 2004***

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

# Lilling & Company LLP

Certified Public Accountants

***INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3***

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
Jericho, New York

In planning and performing our audit of the financial statements and supplemental schedules of Laidlaw & Company (UK) Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



*CERTIFIED PUBLIC ACCOUNTANTS*

***February 22, 2005***